Kyto Biopharma Inc.
c/o 114 Belmont Street
Toronto ON M5R 1P8

telephone (416) 884-8807
telecopier (416)884-8807
Gbh00@comcast.net

August 24, 2011

‘CORESP’

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:          Kyto BioPharma, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed June 29, 2011
File No. 000-50390

Attention:              Melissa N. Rocha, Accounting Brach Chief

Dear Ms Rocha;

The Company is in receipt of the staff’s letter of comment dated August 12, 2011 on the above-referenced Current Report on Form 10-K.  Following are the Company’s responses to the staff’s comments.

1.
Research and Development Programs. page 4

We note that in the table on page 4 of your filing, you reference Medarex Inc. Please amend your filing to explain your relationship with Medarex Inc. and any material agreements you may have with the company. Please be sure to describe the material terms of the agreements, including but not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend. Other rights obtained and material obligations that must be met to keep the agreement in place. Duration and termination provisions. Also, please file any material agreements as exhibits pursuant to Item 60 l(b)(10)(ii)(B) of Regulation S-K.

RESPONSE:           In 2009, Medarex Inc was acquired by Bristol-Myers Squibb, The reference to Medarex was stated because of the comprehensive nature of the 10k.

2.
We note that you have filed a number of patent applications in the United States, the PCT Member Countries, Japan and in most other jurisdictions and that to date, 18 patents have been issued. Please amend your tiling to describe the expiration dates of your material issued patents and whether you own or license the patent. For the patents that you license, please identify from whom you license each patent. We also note that there are some patents which you acquired in 1999 and in 2010 that you later determined were impaired. II any of these patents are ones identified in the patent table, please remove them from the table. Also, for your material patent applications, please describe the project covered by such patent application and the jurisdiction in which you have applied for patent protection..

RESPONSE:           The table will be amended as follows

PATENT NO.	TITLE	ISSUED	EXPIRATION
NZ252,559	Anti-receptor agents to the vitamin B12/transcobalamin II receptor	02/14/97	05/07/13
US5,688,504	Anti-receptor and growth blocking agents to the vitamin B12/transcobalamin II receptor and binding sites	11/18/97	11/18/14
US5,739,287	Biotinylated cobalamins	04/14/98	04/14/15
US5,840,712	Water soluble vitamin B12 receptor modulating agents and methods relating thereto	11/24/98	04/08/14
US5,840,880	Vitamin B12 receptor modulating agents	11/24/98	11/24/15
US5,869,465	Methods for receptor modulation and uses thereto	02/09/99	02/09/16
US6,083,926	Water soluble vitamin B12 receptor modulating agents and methods relating thereto	07/04/00	04/08/14
CA2,135,277	Anti-receptor and growth blocking agents to the vitamin B12/transcobalamin II receptor and use in preventing cellular uptake of vitamin B12	04/24/01	05/07/13
NZ323,127	Vitamin B12 receptor modulating agents and methods related and methods related thereto	07/12/01	10/18/16
KR297,310	Anti-receptor and growth blocking agents to the vitamin B12/transcobalamin II receptor and use in preventing cellular uptake of vitamin B12	05/21/01	05/07/13
CH0754189	Receptor modulating agents and methods relating thereto	10/09/02	04/07/15
DE0754189	Receptor modulating agents and methods relating thereto	10/09/02	04/07/15
FR0754189	Receptor modulating agents and methods relating thereto	10/09/02	04/07/15
GB0754189	Receptor modulating agents and methods relating thereto	10/09/02	04/07/15
US7416728	Growth Blocking Agents	08/26/08	05/08/12
CA2199940	Anti-receptor and growth blocking agents to Vitamin B12/transcobalmin II Receptor and binding sites	02/11/11	09/13/15

3.
We note that on February 10. 2010, you entered into a licensing agreement with the Research Foundation of the State University of New York ("RFSUNY"). Please amend your filing to describe the material terms of the agreement, including but not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend. other rights obtained and material obligations that must be met to keep the agreement in place. duration and termination provisions. Since the duration of the agreement is conditioned on the expiration of the patent rights, please disclose the duration of the patents. Also, please tile the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE:           Enclosed is the licensing agreement with Research Foundation of the State University of New York.  The agreement has a confidentiality clause.  Please advise the company on how to proceed with on this point.

4.
Please amend your filing to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director as required under Item 401(e) of Regulation S-K.

RESPONSE:           The Company believes that the work experiences describe for the directors is sufficient in concluding that the directors are qualified.

MR. GEORGES BENARROCH, PRESIDENT & CHIEF EXECUTIVE OFFICER; DIRECTOR.

Director of the Company since May 5, 2000. Mr Benarroch was elected as President and Chief Executive Officer effective February 27, 2006. Mr. Benarroch is the President and Chief Executive Officer of Credifinance Capital Corp.. Mr. Benarroch  is also, the President & CEO of Gilla Inc., a public company.

DR. JEAN-LUC BERGER, PH.D., DIRECTOR.

Director of the Company since inception on March 5, 1999, Dr. Berger was President and Chief Executive Officer of the Company from May 15, 2001 to February 27, 2006. Co-founder of Kyto, he joined the Company as Chief Operating Officer in September 2000. Dr Berger resigned as President and Chief Executive Officer effective February 27, 2006. Prior to joining the Company, Dr. Berger was a Pharmaceutical/Biotechnology analyst with Credifinance Securities Limited, a Toronto-based, institutional investment and research firm, since 1996. Dr. Berger obtained his M. Sc. from Universite de Montreal, his Ph.D. from Universite LAVAL and completed his post-doctoral studies at McGill University and has over thirty publications and scientific communications to his credit.

DR. URI SAGMAN, M.D ., DIRECTOR

Director of the Company since inception on July 27, 2007, Dr. Sagman ,studied medicine at McGill University, The University of Calgary, The University of Toronto and Oxford University. Dr. Sagman is a well-respected researcher who has received numerous awards and citations including the Young Investigator awards of the American Society of Clinical Oncology (ASCO) and the American Association for Cancer Research (AACR). He is trained as a medical oncologist, is a fellow of the Royal College of Physicians and Surgeons of Canada and is a fellowship recipient of the Medical Research Council of Canada. He co-founded several companies including C Sixty, Inc., a Canadian nanomedicine company focused on the development of fullerene antioxidants for the treatment of Parkinson's disease, Alzheimer's disease as well certain skin conditions related to aging and UV exposure. Dr. Sagman is also founder and chairman of GRN Capital Inc., a financial services corporation with merchant banking and investment banking operations based in Toronto. Separately, Dr. Sagman serves as Chairman of GRN Health International Inc., a globally-based academic research organization dedicated to medical research.

5.
We note that on March 31, 2011, you owed $1,066,096 to a related party director. We also note that during the year ended March 31, 2001, you entered into an agreement with a vendor who is also a principal stockholder for services totaling $200.000. Please amend your filing to identify the related party director and the vendor who is also a principal stockholder.

RESPONSE:          The related paragraph will be amended as follows

a) At March 31, 2011, the Company owed $1,066,096 to Credifinance Capital Corp. Georges Benarroch is the President and Chief Executive Officer of Credifinance Capital Corp . The loan is non-interest bearing, unsecured and due on demand and included in the loans payable, related party balance. However, ASC-835-30 “Imputation of Interest” has been applied to impute the interest on loan from the related as there is no agreement between the Companies. Imputation of interest has been done @5%p.a. quarterly cumulative from FY 2009 and $89,043 has been imputed as interest.

b) During the year ended March 31, 2001, the Company entered into an agreement with a Medarex Inc(“the vendor”), who is also a principal stockholder, for services totaling $200,000. On November 11, 2002, the Company and vendor mutually agreed that in lieu of the $200,000 payment, the vendor would accept 100,000 shares of the Company's common stock valued at $1.00 totaling $100,000. In addition, the Company also executed a $100,000 unsecured promissory note with the vendor. Under the terms of the promissory note, the obligation bears interest at prime plus 1% (4.25% at March 31, 2011). Interest is accrued and payable quarterly. At March 31, 2011 and 2010, accrued interest totaled $66,139 and $59,329, respectively.

6.	Please amend your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-X.

RESPONSE:           The Certifications will be amended as follows.

Exhibit 31.2

CERTIFICATIONS

I, Georges, certify that:

1)	I have reviewed this Annual Report on Form 10-K for the year ended March 31, 2011 of Kyto Biopharma Inc..;

2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5)
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: June 29, 2011	By:	/s/ Georges Benarroch
Georges Benarroch,
President, Chief Executive Officer and Acting Chief Financial Officer

We trust the foregoing sufficiently responds to the staff’s comments.  The Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Georges Benarroch
Georges Benarroch

KBEL001

EXCLUSIVE LICENSE AGREEMENT
BETWEEN
THE RESEARCH FOUNDATION OF STATE UNIVERSITY OF NEW YORK
AND
KYTO BIOPHARMA, INC.

This license agreement (hereinafter "AGREEMENT"), effective February 10, 2010, is between The Research Foundation of State University of New York, a not-for-profit corporation duly organized and existing under the laws of the State of New York, and having its principal offices at 35 State Street, Albany, New York 12207-2826, U.S.A. (Mailing Address: P.O. Box 9, Albany, New York 12201-0009, U.S.A.), hereinafter referred to as "LICENSOR", and Kyto Biopharma, Inc., a corporation duly organized and existing under the laws of the State of Florida, and having a place of business at 114 Belmont Street, Toronto, Ontario M5R 1P8, Canada, hereinafter referred to as "LICENSEE".

W I T N E S S E T H:

WHEREAS, LICENSOR has developed and is the owner of all rights, title and interest to any technology or discovery, by assignment of certain PATENT RIGHTS, defined herein under and incorporating Research Foundation Invention Case Number R1495-100, entitled "Human Transcobalamin (TC) Receptor as a Target in Cancer Therapy";

WHEREAS, LICENSOR desires to have the certain subject matter for a defined FIELD OF USE encompassed by said PATENT RIGHTS commercialized to benefit the public and is willing to grant a license herein; and

WHEREAS, LICENSEE desires to obtain a license covering the PATENT RIGHTS for the defined FIELD OF USE, upon the terms and conditions herein after set forth;

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties agree as follows:

ARTICLE I: DEFINITIONS

For the purposes of AGREEMENT, the following words and phrases shall have the following meanings:

1.1 "TECHNOLOGIES" shall include PATENT RIGHTS and/or LICENSED PROCESSES and/or LICENSED PRODUCTS.

1.2 "PATENT RIGHTS" shall mean all patents and/or patent applications related to technology listed in Appendix A, attached hereto and incorporated into AGREEMENT by reference; the claims stated in said patents and/or patent applications; any divisionals, continuations (not including continuations-in-part), or foreign applications claiming the benefit or priority date of any of the referenced applications and any patents issuing thereon; and any re-issues, reexaminations and extensions of said patents.

1.3 "AFFILIATES" means, with respect to the relationship between corporations that one of them is controlled by the other or that both of them are controlled by the same person, entity, corporation or body politic; and for this purpose a corporation

THE RESEARCH FOUNDATION
of State University of New York

Page 1 of 12

KBEL001

shall be deemed to be controlled by those persons, corporations or bodies politic who own or effectively control, other than by way of security only, sufficient voting securities of the corporation (whether directly through ownership of shares or another corporation which owns shares of the corporation) to elect the majority of its board of directors provided that a partnership which is comprised solely of corporations which are AFFILIATES, as described above, shall be deemed to be an AFFILIATE of each such corporation and each such corporation's AFFILIATES, as described above.

1.4 "FIELD OF USE": the field of use of the TECHNOLOGIES shall be all fields of use, including but not limited to diagnostic uses, and prophylactic and therapeutic treatment of human diseases, including but not limited to cancer.

1.5 "LICENSED PROCESSES" shall mean any processes practiced anywhere throughout the world which are the subject of an issued, un-expired claim contained in PATENT RIGHTS that has not been found by a court of competent jurisdiction to be invalid or unenforceable, or a pending claim contained in the PATENT RIGHTS as limited by the defined FIELD OF USE.

1.6 "LICENSED PRODUCTS" shall mean any system, product or part thereof made, used, offered for sale, or sold or leased by LICENSEE anywhere throughout the world which:

(a) is the subject of an issued, un-expired or pending claim contained in the PATENT RIGHTS as limited by the defined FIELD OF USE that has not been found by a court of competent jurisdiction to be invalid or unenforceable; and/or

(b) is manufactured by using a process or is employed to practice a process which is the subject, in whole or in part, of an issued, un-expired or pending claim contained in the PATENT RIGHTS as limited by the defined FIELD OF USE that has not been found by a court of competent jurisdiction to be invalid or unenforceable; and/or

(c) is a compound or material that, if sold by another without consent in the United States or in other countries where PATENT RIGHTS as limited by the defined FIELD OF USE apply, would constitute a contributory infringement of the subject, in whole or in part, of an issued, un-expired, or pending claim contained in PATENT RIGHTS that has not been found by a court of competent jurisdiction to be invalid or unenforceable.

1.7 "NET SALES" means the gross revenues and shall include income actually received by LICENSEE and AFFILIATES from the manufacture, use, sale, lease or other transfer of the TECHNOLOGIES, less the sum of the following, where net sales will not be less than fifty percent (50%) of gross revenues:

(a) sales and/or use taxes actually paid;

(b) import and/or export duties actually paid;

(c) outbound transportation paid, prepaid or allowed; and

The Research Foundation
of State University of New York

Page 2 of 12

KBEL001

(d) amounts allowed or credited due to returns (not to exceed the original billing or invoice amount).

1.8 "EFFECTIVE DATE" means the date set forth above in this AGREEMENT.

1.9 "NON-ROYALTY INCOME" shall mean gross income (not including third party investment income that is used by LICENSEE to advance development of the LICENSED PRODUCTS and/or LICENSED PROCESSES in the defined FIELD OF USE and in accordance with Appendix D, attached hereto and incorporated in AGREEMENT by reference) derived from acquisitions, mergers, asset exchanges, asset acquisitions, sales, joint ventures, alliances, cartels, coalitions, partnerships, and syndications, which inure to the benefit of LICENSEE that either includes the transfer of PATENT RIGHTS or the transfer of the license and/or LICENSE GRANT, less the sum of LICENSEE'S sole research and development investment up to the first commercial sale, in the United States or in any other countries, of any LICENSED PRODUCT and/or LICENSED PROCESSES related to any claim contained in PATENT RIGHTS.

(a) If LICENSEE receives any income resulting from acquisitions, mergers, asset exchanges, sales, joint ventures, alliances, cartels, coalitions, partnerships, and syndications which inure to the benefit of LICENSEE prior to the first commercial sale, NON-ROYALTY INCOME due LICENSOR will be calculated from the income received on the date said exchange occurs between LICENSEE and a third party.

ARTICLE II: LICENSE GRANT

2.1 Subject to the terms and conditions contained herein, LICENSOR hereby grants to LICENSEE an exclusive, world-wide, perpetual right and license to use and practice, to make and have made, to use and have used, to offer for sale or lease, to sell or lease, have sold or leased, under PATENT RIGHTS, the TECHNOLOGIES in the FIELD OF USE as defined in ARTICLE 1: DEFINITIONS.

The rights granted herein do not include the right to use and practice, to make and have made, to use and have used, to offer for sale or lease, to sell or lease, have sold or leased, the TECHNOLOGIES outside the FIELD OF USE as defined in ARTICLE 1: DEFINITIONS.

2.2 Subject to the confidentiality provisions contained herein, LICENSOR hereby retains right to make and otherwise utilize the TECHNOLOGIES and PATENT RIGTHS solely for its own internal educational and research purposes.

2.3 AGREEMENT shall in no event be construed to be an assignment to LICENSEE of any of the patents or patent applications incorporated into Appendix A, or those to be applied for by LICENSOR in the future. All said patents and patent applications shall remain the sole property of LICENSOR. Further, by entry into AGREEMENT, LICENSOR acquires no rights, actual or implied, under any patents, copyrights, know-how or other forms of intellectual property owned or licensed by LICENSEE, unless specifically addressed in a separate written agreement or amendment to AGREEMENT executed by the parties.

THE RESEARCH FOUNDATION
of State University of New York

Page 3 of 12

KBEL001

2.4 For all patents and patent applications in PATENT RIGHTS which were enabled by U.S. Government funding, the U.S. Government, under applicable U.S. laws and regulations, retains a paid-up, non-exclusive, non-transferable, irrevocable right to make, have made, or utilize the TECHNOLOGIES for governmental purposes.

ARTICLE III: ROYALTY, FEES AND EQUITY INTEREST

3.1 For the rights, privileges and license granted herein, LICENSEE shall pay to LICENSOR royalties, based on NET SALES, and equity interest provided for in Appendices B and C, attached hereto and incorporated into AGREEMENT by reference.

3.2 LICENSEE agrees to use reasonable efforts and diligence to proceed with the development, manufacture, marketing and sale or lease of TECHNOLOGIES and to continue, throughout the term of AGREEMENT, said efforts, adhering to "Development and Commercialization Plan" set forth in Appendix E, attached hereto and incorporated in AGREEMENT by reference. LICENSEE'S failure to perform in accordance with this paragraph shall be grounds for LICENSOR to terminate AGREEMENT, pursuant to ARTICLE XIV: TERM AND TERMINATION herein under as set out in that section.

3.3 LICENSEE agrees to pay LICENSOR royalties, based on NET SALES, semi-annually as of the signing date and six months thereafter, and within thirty (30) days after the conclusion of each said period, commencing the year in which the first sale or lease, based on PATENT RIGHTS, is made.

3.4 LICENSEE shall be obligated to pay royalties hereunder for so long as LICENSEE, by its activities would, infringe a valid claim of PATENT RIGHTS covering said activity. LICENSEE shall be obligated to pay royalties on all licensed TECHNOLOGIES that are either sold or produced under the license granted in ARTICLE II: LICENSE GRANT herein under as set out in that section, until the end of the life of the last-to-expire patent of PATENT RIGHTS. LICENSEE shall be obligated to pay royalties on all Licensed Product(s) that are either sold or produced under the license granted in Article II.

3.5 All LICENSEE payments to LICENSOR under AGREEMENT shall be based on LICENSEE'S utilization of any PATENT RIGHTS, separately or in combination, as a collective whole, and not on the individual patents or patent applications.

3.6 LICENSEE agrees to pay all local, state, federal or other taxes, duties or other fees in the United States or other countries, which may be imposed with respect to the manufacture, use, sale or lease of TECHNOLOGIES, pursuant to AGREEMENT. LICENSOR shall pay any tax related obligations, including income or other taxes in the United States or other countries for royalty payments contemplated hereunder.

3.7 All payments to LICENSOR shall be made in United States Dollars and included with the reports required by ARTICLE IV: REPORTS, RECORDS AND ACCOUNTING TO LICENSEOR FOR PAYMENT PURPOSES herein under, and as provided by the "notices" provisions of Paragraph 15.2 herein under. If any currency conversion shall be required in connection with payments herein, such conversion shall be made using the exchange rate prevailing at Key Bank, on the last business day of the semi-annual reporting period to which such payments pertain.

The Research Foundation of State University of New York

Page 4 of 12

KBEL001

3.8 The royalty payments and license fees shall, if overdue, bear interest until payment at the monthly rate of one and one-half percent (1½%).

ARTICLE IV: REPORTS, RECORDS AND ACCOUNTING TO LICENSOR FOR PAYMENT PURPOSES

4.1 LICENSEE shall keep full and accurate records containing particulars that may be necessary for the purpose of calculating the amounts payable to LICENSOR herein in sufficient detail to verify all payments payable to LICENSOR and generally to allow such investigation of LICENSEE'S operations as may be necessary to determine LICENSEE'S compliance with AGREEMENT and the accuracy of reports and statements furnished herein. LICENSEE shall keep these records carefully preserved and available for inspection by LICENSOR, or its authorized representative or agents, for a period of at least five (5) years following the end of the calendar year to which they pertain. LICENSOR, or its authorized representative or agents, shall have the right, at LICENSOR'S expense, to inspect such records no more than once a year upon reasonable (at least fourteen (14) calendar days) notice and during regular business hours. Such examination shall be limited to the verification of payments required herein and to LICENSEE'S compliance with AGREEMENT.

4.2 In the event that such inspection herein shows an under-reporting and/or under-payment in excess of ten percent (10%) for any twelve (12)-month period, LICENSEE shall pay the expenses of such examination, as well as the sum that should have been payable to LICENSOR had the reports been correct. Should said inspection show an overpayment, LICENSEE shall be entitled to a credit equal to such excess payment, minus the expenses of such examination, against the payment obligations next accruing under AGREEMENT, provided that payments are due and payable. In such event, if no payments are due and payable to LICENSOR, LICENSOR shall remit to LICENSEE any such overpayment. Nothing in this paragraph shall be construed to limit LICENSOR remedies for breach of AGREEMENT or to affect the applicable statute of limitations.

4.3 Semi-annually, within thirty (30) days after the last day of each reporting period, which period is defined in Paragraph 3.3 herein above, LICENSEE, or LICENSEE'S authorized representative, shall furnish LICENSOR with true and accurate reports, giving such particulars of LICENSEE'S business during the said period as shall be pertinent to an accounting herein. All said reports shall include at least the following:

(a) total number of units of LICENSED PRODUCTS and/or LICENSED PROCESSES sold or leased by LICENSEE;

(b) LICENSEE deductions as allowed in Paragraph 1.8 herein above;

(c) total payments received by LICENSEE related to the commercialization of TECHNOLOGIES; and

(d) all payments due and payable by LICENSEE to LICENSOR based on information supplied to LICENSOR by LICENSEE in said reports.

(e) progress in accomplishing the commercialization milestones as discussed and outlined in Appendix D of AGREEMENT.

THE RESEARCH FOUNDATION
of State University of New York

Page 5 of 12

KBEL001

ARTICLE V: CONFIDENTIALITY

5.1 LICENSOR acknowledges that the information and data not disclosed to the public in the ordinary course of business but disclosed to LICENSOR by LICENSEE concerning or related to the PATENT RIGHTS that are the subject matter of AGREEMENT are confidential and of great value to LICENSEE. LICENSOR shall treat the same as confidential and shall not use the same except as permitted in AGREEMENT, and shall not permit any third party to have access to same without LICENSEE'S written permission. The provisions of this paragraph shall extend to the agents and employees of LICENSOR. LICENSEE reserves the right to request LICENSOR to have its agents and employees execute separate confidentiality agreements, if necessary, pertaining to the subject matter hereof.

5.2 LICENSEE acknowledges that the information and data not disclosed to the public in the ordinary course of business but disclosed to LICENSEE by LICENSOR concerning or related to the PATENT RIGHTS that are the subject matter of AGREEMENT are confidential and of great value to LICENSOR. LICENSEE shall treat the same as confidential and shall not use the same except as permitted in AGREEMENT, and shall not permit any third party to have access to same without LICENSOR'S written permission. The provisions of this paragraph shall extend to the agents and employees of LICENSEE. LICENSOR reserves the right to request LICENSEE to have its agents and employees execute separate confidentiality agreements, if necessary, pertaining to the subject matter hereof.

5.3 LICENSOR and LICENSEE agree to keep terms of AGREEMENT and its appendices confidential.

5.4 Neither party shall be liable for disclosure or use of the information of the other party wherein said information was:

(a) in the public domain at the time it was disclosed, or enters the public domain after the date of said disclosure, through no act or failure to act on part of recipient;

(b) known to recipient without restriction at the time of receipt;

(c) published or becomes available to others without restriction through no act or failure to act on the part of recipient;

(d) known or becomes known to recipient, without restriction on the use or disclosure of said information, from a source other than the disclosing party, without breach of AGREEMENT by recipient;

(e) designated by transmitting party, following receipt of said information by recipient, as no longer containing confidential or proprietary content; or

(f) independently known or developed by recipient.

If any portion of said information falls within any one of the above exceptions, the remaining portions shall continue to be subject to the foregoing prohibitions and restrictions herein.

THE RESEARCH FOUNDATION
of State University of New York

Page 6 of 12

KBEL001

5.5 The requirements of the parties as set forth in this ARTICLE V: CONFIDENTIALITY shall remain in effect for a period of five (5) years from the termination of AGREEMENT.

ARTICLE VI: PATENT PROSECUTION

6.1 LICENSEE shall have full and complete control over the prosecution of patent applications, of any re-issues or re-examinations of the licensed patents, or of any disclaimer proceeding in connection with the subject matter of PATENT RIGHTS. LICENSEE shall keep LICENSOR reasonably informed of such prosecutions and related issues. LICENSOR agrees to work jointly with LICENSEE and provide assistance as is necessary for LICENSEE to maintain or prosecute patent applications.

6.2 LICENSOR shall keep LICENSEE up-to-date and fully advised with regard to any developments associated with any pending patents, issued patents or future patent applications incorporated into PATENT RIGHTS. LICENSOR, at LICENSEE'S expense where required by patent counsel, shall be entitled to receive, on a simultaneous basis, any correspondence delivered by said patent counsel to LICENSEE and based on the subject matter of PATENT RIGHTS.

6.3 LICENSOR will pay all attorney invoices related to the prosecution and maintenance of patent applications, of any re-issues or re-examinations of the licensed patents, or of any disclaimer proceeding in connection with the subject matter of PATENT RIGHTS.

ARTICLE VII: INFRINGEMENT

7.1 LICENSEE agrees to report to LICENSOR, promptly and in reasonable, written detail, each claim of patent infringement based upon LICENSEE'S manufacture, use, sale or lease of TECHNOLOGIES. In the event litigation arises against LICENSEE or LICENSEE and LICENSOR collectively on account of any such claim of infringement, LICENSOR shall cooperate fully with LICENSEE in the defense and settlement of such action. LICENSEE shall control, defend and fund the defense of all said litigation and shall have the right to settle the action and the liability of LICENSOR shall be limited to cooperation as aforesaid.

7.2 LICENSEE, so long as it remains exclusive licensee of licensed PATENT RIGHTS and to the extent permitted by law, shall have the right, as qualified below, to enforce licensed PATENT RIGHTS by prosecuting third-party infringers.

7.3 Prior to commencing any enforcement action (including the transmittal of a cease and desist letter or the filing of a formal civil action), LICENSEE shall:

(a) provide LICENSOR with written notice of the purported infringement and all evidence known to LICENSEE indicating same; and

(b) consult in good faith with LICENSOR as to the advisability of the said action and its effect on the public.

LICENSOR shall cooperate with LICENSEE in any said action pertaining to the subject matter herein.

The Research Foundation of State University of New York

Page 7 of 12

KBEL001

7.4 Notwithstanding the provisions herein above, LICENSOR may elect to participate, through its own counsel or otherwise, in any action brought by LICENSEE for infringement of PATENT RIGHTS and bear an agreed-upon proportion of the expense of the action. In such case, after reimbursement of the balance of LICENSOR expenses, LICENSOR entitlement to any recoveries shall be limited to the royalty amount LICENSEE would have had to pay to LICENSOR, under the AGREEMENT, had the infringing activity been accomplished by LICENSEE. In the event LICENSOR elects not to participate, LICENSOR shall not be entitled to any recoveries received by LICENSEE if LICENSEE is successful in the infringement action.

7.5 Notwithstanding the foregoing, LICENSOR always shall be entitled to direct and control the defense of any claims relating to the validity or enforceability of the licensed PATENT RIGHTS. However, while AGREEMENT remains in force, no settlement, consent judgment or other voluntary final disposition adversely affecting the validity or enforceability of licensed PATENT RIGHTS may be proposed or made by either party in any action, without the express written consent of the other party, which consent shall not be unreasonably withheld.

7.6 LICENSOR reserves all rights not expressly provided to LICENSEE above, including the right to itself enforce PATENT RIGHTS should LICENSEE decline to proceed against an infringer, in which case LICENSOR shall be entitled to all recoveries arising therefrom.

ARTICLE VIII: NEGATION OF WARRANTIES

8.1 Nothing in AGREEMENT shall be construed as:

(a) a warranty as to the validity of any patent application or patent incorporated into PATENT RIGHTS;

(b) a warranty that TECHNOLOGIES are not covered in whole or in part by any patent applications filed or patents held by third parties;

(c) an obligation by LICENSOR to furnish any technical assistance;

(d) a grant of any rights as to trademarks or trade names of either party, except as expressly provided herein; or

(e) a grant of any rights under any patents or patent applications of LICENSOR other than those specifically licensed hereby.

8.2 WITH RESPECT TO THE LICENSED PROCESSES AND/OR LICENSED PRODUCTS, LICENSOR SHALL MAKE NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, AS TO ANY MATTER, INCLUDING, BUT NOT LIMITED TO, IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. ALL EXPRESS OR IMPLIED CONDITIONS, REPRESENTATIONS OR WARRANITES INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OR CONDITIONS OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE (EVEN IF KNOWN TO LICENSOR, NONINFRINGEMENT, SATISFACTORY QUALITY OR ARISING FROM A COURSE OF DEALING, LAW USAGE, OR

THE RESEARCH FOUNDATION
of State University of New York

Page 8 of 12

KBEL001

RADE PRACTICE ARE HEREBY EXCLUDED TO THE GREATES EXTENT ALLOWED BY APPLICABLE LAW. This disclaimer and exclusion shall apply even if the express warranty set forth above fails of its essential purpose.

8.3 LICENSOR shall make no warranties, express or implied, as to whether PATENT RIGHTS or use thereof infringe any trademark, patent, copyright or similar rights of any third party.

ARTICLE IX: NDEMNIFICATION

9.1 LICENSEE shall at all times, during the term of AGREEMENT and thereafter, indemnify, defend and hold LICENSOR, its officers, employees and agents harmless against all claims, proceedings, demands and liabilities of any kind whatsoever, including legal expenses and attorneys' fees, arising out of the death of or injury to any person or persons, or out of any damage to property resulting from the manufacture, practice, use, marketing, distribution, advertising, sale or lease of the TECHNOLOGIES.

9.2 LICENSEE shall obtain and carry in full force and effect commercial comprehensive general liability insurance which shall protect LICENSEE and LICENSOR with respect to events covered in Paragraph 9.1 above. Such insurance shall: be issued by reputable insurance companies which are authorized to underwrite insurance in the states in which LICENSEE conducts business or sells the TECHNOLOGIES; shall list LICENSOR as additional named insured therein; shall be endorsed to include product-liability coverage and contractual liability coverage for LICENSEE'S indemnification of LICENSOR under AGREEMENT; and shall require thirty (30)-day written notice to be given to LICENSOR prior to any cancellation or material change thereof. The combined coverage limits of such insurance shall not be less than two million U.S. Dollars (U.S. $2,000,000.00). LICENSEE shall provide LICENSOR with certificates of insurance evidencing the same.

9.3 Upon receiving notice, from LICENSEE, of intent to cancel or reduce insurance coverage described in Paragraph 9.2 herein above, when said cancellation or reduction impacts LICENSOR'S exposure to any potential liability, LICENSOR shall have the right to terminate AGREEMENT at any time.

ARTICLE X: NON-ASSIGNABILITY

The rights and obligations under AGREEMENT shall be personal to the parties and, with the exception contained herein, the same shall not be sold, factored or transferred, either voluntarily or by operation of law, without the express written consent of the LICENSOR, which consent shall not be unreasonably withheld or delayed. LICENSEE shall have the right to assign AGREEMENT to a purchaser of all or substantially all of LICENSEE'S assets, provided such purchaser agrees to be bound by the terms and conditions of AGREEMENT and such assignment is not in conflict with any laws or regulations which may pertain to such prospective assignment or that are not in conflict with LICENSOR'S organizations policies. AGREEMENT shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

ARTICLE XI: MARKING

LICENSEE agrees to give notice to the public in accordance with the laws of the United States and, where applicable, the laws of other countries relating to the marking of patented articles based on PATENT RIGHTS.

The Research Foundation
of State University of New York

Page 9 of 12

KBEL001

ARTICLE XII: USE OF NAME

Neither party may use the name of the other party, the names of the other party's employees, or any trademark of the other party in any advertising, promotion or sales materials without the prior consent of said other party.

ARTICLE XIII: EXPORT CONTROLS

13.1 LICENSEE agrees that it shall not sell, lease, transfer, export or re-export any of the TECHNOLOGIES or related information in any form, or any direct products of such information, except in compliance with all applicable laws, including the export laws of any U.S. government agency and any regulations therein. LICENSEE shall not sell, lease transfer, export or re-export any such TECHNOLOGIES or products of such information to any persons or any entities with regard to which there exist grounds to believe that such persons or entities are violating such laws.

13.2 LICENSEE shall be solely responsible for obtaining all licenses, permits or authorizations required from the United States or any other government for any export or re-export pertaining hereto.

ARTICLE XIV: TERM AND TERMINATION

14.1 AGREEMENT shall exist as a license and shall run to and terminate upon the end of the life of the last-to-expire patent of PATENT RIGHTS, or until the time period for prosecution and appeal on the merits for issue of all said PATENT RIGHTS is exhausted, at which time LICENSEE'S rights become fully paid-up. Pursuant to ARTICLE IV: REPORTS, RECORDS AND ACCOUNTING TO LICENSOR FOR PAYMENT PURPOSES, LICENSEE shall furnish reports to LICENSOR that include detailed reports that describe LICENSEE'S effort in accomplishing the commercialization and development goals and milestones outlined in Appendix D.

14.2 The rights associated with the paragraph herein above, however, are subject to early termination as set forth herein below, and failure to comply with the terms and conditions set forth in Appendix B, Appendix C, and Appendix D will result in termination of AGREEMENT.

14.3 In the event that LICENSEE ceases to do business or makes an assignment of AGREEMENT, or any part hereof, for the benefit of creditors, LICENSOR shall, subject to the bankruptcy laws of all applicable countries, have the right to terminate AGREEMENT by giving LICENSEE thirty (30)-day written notice of such termination.

14.4 If LICENSEE fails to pay, to LICENSOR, any payments payable to LICENSOR or LICENOR'S COUNSEL under AGREEMENT, LICENSOR shall have the right to terminate AGREEMENT on sixty (60)-day written notice, unless LICENSEE shall pay, to LICENSOR, within said notice period, all such payments due and payable. Upon expiration of said notice period, if LICENSEE shall not have paid all payments and interest due and payable, the rights, privileges and license granted herein shall terminate.

14.5 If LICENSEE violates or fails to keep or perform any other obligation, term or condition herein, LICENSOR may, at its option, cancel and terminate AGREEMENT by giving ninety (90)-day written notice, specifying the default complained of, provided, however, that if LICENSEE shall, within such notice

THE RESEARCH FOUNDATION
of State University of New York

Page 10 of 12

KBEL001

period, cure the default complained of, then said notice shall cease to be operative and AGREEMENT shall continue in full force and effect as though said default had not occurred.

14.6 If LICENSOR fails to keep or perform any of its obligations, terms or conditions herein, LICENSEE may, at its option, cancel and terminate AGREEMENT by giving thirty (30)-day written notice, specifying the default complained of, provided, however, that if LICENSOR shall within such notice period cure the default complained of, then said notice shall cease to be operative and AGREEMENT shall continue in full force and effect as though said default had not occurred.

14.7 Upon termination of AGREEMENT for any reason, all rights herein granted to either party shall cease and terminate. Termination for any reason shall not, however, be construed to release either party from any obligation that matured prior to the effective date of such termination. LICENSEE may upon and after the effective date of said termination of AGREEMENT sell or lease all TECHNOLOGIES made available for lease or sale before termination date; and complete the manufacture of same which entered production before termination date and sell same, provided that LICENSEE shall pay, to LICENSOR, the royalties pertaining thereto, in accordance with applicable provisions of AGREEMENT and its appendices attached hereto.

14.8 The articles of AGREEMENT relating to: "REPORTS, RECORDS AND ACCOUNTING TO LICENSOR FOR PAYMENT PURPOSES"; "CONFIDENTIALITY"; "NEGATION OF WARRANTIES"; "INDEMNIFICATION"; and "MISCELLANEOUS PROVISIONS" shall survive its termination.

ARTICLE XV: MISCELLANEOUS PROVISIONS

15.1 Nothing contained in AGREEMENT shall be construed as creating a joint venture, partnership or employment relationship between LICENSOR and LICENSEE. Except as specified herein, neither party shall have the right, power or authority to create any obligation or duty, express or implied, on behalf of the other party hereto.

15.2 Any notices or other communications provided for under AGREEMENT shall be in writing and shall, along with any payments required herein, be deemed to have been duly transmitted or paid if delivered personally or if mailed by certified or registered mail, postage prepaid, addressed to the party entitled thereto as follows:

TO LICENSOR:
M. Güven Yalcintas, Ph.D.
Vice President and Director
Technology Transfer Office
The Research Foundation of
State University of New York
P.O. Box 9
Albany, NY 12201-0009
U.S.A.

TO LICENSEE:
Georges Benarroch
President and CEO
Kyto Biopharma, Inc.
114 Belmont St.
Toronto, ON M5R 1P8
Canada

The Research Foundation
of State University of New York

Page 11 of 12

KBEL001

15.3 The provisions of AGREEMENT are severable, and if any provision of AGREEMENT is held by a court or other tribunal of competent jurisdiction to be unenforceable, said provision shall be enforced to the maximum extent permissible and the remaining portions of AGREEMENT shall be interpreted to reflect the parties' original intent as closely as possible.

15.4 AGREEMENT shall be governed by and construed in accordance with the laws of the State of New York, except that questions affecting the construction, effect and validity of any patent shall be determined by the law of the country in which the patent was granted. The parties agree that any claim asserted in any legal proceeding by one party against the other shall be commenced and maintained in the state courts in the State of New York or the United States District Court situated in the State of New York, which state or federal court has subject-matter jurisdiction with respect to said legal proceeding. The parties submit to the jurisdiction of said courts and waive any objection to venue therein.

15.5 The failure of either party to assert a right herein or to insist upon compliance with any term or condition of AGREEMENT shall not constitute a waiver of that right or excuse a similar, subsequent failure to perform any such term or condition by the other party hereto.

15.6 AGREEMENT may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one AGREEMENT.

15.7 AGREEMENT contains the entire understanding of the parties and supersedes all prior agreements, arrangements and understandings relating to the subject matter herein. AGREEMENT cannot be modified or amended except in writing designated as modifying or amending AGREEMENT and signed by the persons authorized to execute and sign agreements for the parties.

IN WITNESS WHEREOF, the authorized representatives of the parties have executed AGREEMENT on the day and year as noted by their signatures, herein below.

LICENSOR: **THE RESEARCH FOUNDATION OF STATE UNIVERSITY OF NEW YORK**	**LICENSEE:** **KYTO BIOPHARMA INC.**
Per: [signature] M. Güven Yalcintas, Ph.D. Vice President and Director Technology Transfer Office	Per: [signature] Georges Benarroch President and CEO
Date: 2/10/10	Date: 2/11/10

THE RESEARCH FOUNDATION
of State University of New York

Page 12 of 12

KBEL001

Appendix A

"Patent Rights"

Research Foundation Case Number R1495-100

Application	Office	Serial No.
Provisional	U.S. Patent and Trademark Office	60/790,330
PCT	World Intellectual Property Office	PCT/US2007/008674
U.S.	U.S. Patent and Trademark Office	12/296,254
Japan	Japanese Patent Office	2009-504337
Europe	European Patent Office	07755075.4
Canada	Canadian Intellectual Property Office	2,648,718

Initials:

LICENSOR:

[initials]

2/10/10

Date

LICENSEE:

[initials]

8/11/10

Date

The Research Foundation
of State University of New York

Appendix A-1

KBEL001

Appendix B

"Royalties"

For the rights, privileges and license granted in ARTICLE 2: LICENSE GRANT of AGREEMENT, LICENSEE agrees to pay LICENSOR:

A. A non-creditable and non-refundable payment of five thousand U.S. Dollars (U.S. $5,000.00) at the time of execution of AGREEMENT.

B. Commencing on the second anniversary of AGREEMENT a MINIMUM ANNUAL ROYALTY of five thousand U.S. Dollar (U.S. $5,000.00). If earned royalties based on NET SALES exceed this amount, such payment shall not apply.

C. Royalties based on NET SALES as follows:

Annual NET SALES	Marginal Royalty Rate
Less than U.S. $1 million	2.0%
U.S. $1 million to U.S. $5 million	3.0%
Greater than U.S. $5 million	4.0%

D. Should a license be needed from a third party or third parties in order to permit LICENSEE to exercise its rights under ARTICLE II: LICENSE GRANT, herein, and LICENSEE is required to pay any royalties be paid to such third party or third parties shall result in a reduction in royalties due LICENSOR of one-eighth of one percent (0.125%) for every two percent (2%) paid to said party. This provision will not apply if the percentage of royalty due to a third party or third parties is higher than the percentage royalty due LICENSOR for the specified level of NET SALES as represented in section C of this Appendix B, above. If the aforementioned calculation is warranted, the ultimate royalty due LICENSOR will be no more than one percent (1%) less than the percentage represented in section C of this Appendix B, above.

E. In the case of asset acquisition, exchange of assets, sales, acquisitions, mergers, joint ventures, coalitions, partnerships, syndications, cartels or alliances LICENSEE shall also pay to LICENSOR a royalty of ten percent (10%) of NON-ROYALTY INCOME, as defined in Paragraph 1.9. For the purposes of finalizing AGREEMENT this number will be renegotiated within the one (1)-year anniversary of the EFFECTIVE DATE of AGREEMENT and percentage shall not fall below seven percent (7%).

Initials:

LICENSOR: NCG

2/10/10
Date

LICENSEE: [signature]

8/10/10
Date

THE RESEARCH FOUNDATION
of State University of New York

Appendix B-1

KBEL001

Appendix C

"Equity"

For value received and subject to the terms and conditions set forth in the AGREEMENT, LICENSEE agrees to transfer to LICENSOR fully paid and non-assessable shares of Common Stock equal to two percent (2%) of LICENSEE'S outstanding shares. LICENSEE represents this number to be no less than two hundred thousand (200,000) shares. This transfer shall occur at the time of execution of AGREEMENT.

LICENSEE further covenants that such shares will, upon issuance, be duly and validly issued, fully-paid and non-assessable.

The person or persons in whose name or names any certificate representing shares of Common Stock is issued hereunder shall be deemed to have become the holders of record of the shares represented thereby at the close of business on the EFFECTIVE DATE of the AGREEMENT.

Initials:

LICENSOR:	**LICENSEE:**
MGY	[signature]
2/10/10	2/11/10
Date	Date

The Research Foundation
of State University of New York

Appendix C-1

KBEL001

Appendix D

"Development and Commercialization Plan"

Introduction

Kyto Biopharma, Inc. (hereinafter "Kyto"), is a Florida incorporated biotechnology company. Kyto is focused on developing monoclonal antibody and oligonucleotide targeting therapeutics for the treatment of various forms of cancer. Generated from a program sponsored by Kyto, under the scientific leadership of Dr. Edward Quadros of State University of New York (hereinafter "SUNY"; Brooklyn, New York) and Dr. Michael Rosenblum of the MD Anderson Cancer Center (Houston, Texas), Kyto is developing product candidates based on proprietary Vitamin B12 platform technologies. Kyto is seeking corporate partners to develop further its candidate products through collaborations, partnerships, out-licensing or outright sale of the company, all with the goal of advancing candidate products to the market.

Kyto Platform Technology

Kyto has focused on developing a multi-pronged approach for targeting the Vitamin B12 pathway. Vitamin B12 regulates one of two major cellular pathways for the production of folates, the cell's primary source of carbon and the progenitor for the synthesis of DNA. Cancer cells require increased levels of Vitamin B12 for proliferation compared to healthy cells. Using its technology, Kyto is targeting the over-expression of the Vitamin B12 receptor in the treatment of various forms of cancer. The primary approach developed by Kyto is directed at selective targeting of the Vitamin B12 receptor in cancer cells, using monoclonal antibodies. This approach intends to minimize many of the potential complications arising from current chemotherapy treatments such as acute systemic toxicity. This approach is intended to exploit over-expression of Vitamin B12 receptors in cancer cells, by coupling toxins to targeting Vitamin B12 receptor monoclonal antibodies. Kyto has also developed monoclonal antibodies for the Vitamin B12 carrier protein Transcobalamin II that inhibit the binding of Vitamin B12 to its corresponding receptor thereby inducing cytotoxicity. Another approach is directed at selective suppression of Vitamin B12 receptor expression by oligonucleotide targeting of the Vitamin B12 Receptor mRNA (siRNA).

Kyto's platform technology exploits the over expression of the receptor (TCbIR) for Vitamin B12 uptake to deliver targeted biological therapeutics to cancer cells. As a strategy to block Vitamin B12 uptake into cancer cells, Kyto has developed receptor blocking monoclonal antibodies to transcobalamin, the Vitamin B12-binding protein in the blood which is essential for cellular uptake of Vitamin B12. A similar approach employed monoclonal antibodies, including payload conjugated constructs, to the receptor on the cell surface that binds and internalizes the transcobolamin-B12 complex. Blocking the expression of the receptor is another strategy that was developed resulting in decreased uptake of Vitamin B12 into cells by the use of antisense oligonucleotieds or siRNA to the receptor. Kyto has been successful in identifying highly proliferative tumors with high Vitamin B12 requirement that express high levels of the receptor. Targeted delivery of Kyto's candidate products is anticipated to effectively decrease systemic toxicity and improve the effectiveness of treatment against various types of cancer.

THE RESEARCH FOUNDATION
of State University of New York

Appendix D-1

KBEL001

Kyto Development Plan

Kyto was successful in developing monoclonal antibodies to the Transcobalamin carrier protein (TCII) and to the Transcobalamin-B12 receptor protein. Monoclonal antibodies to TCII were developed in collaboration with Medarex Inc. by immunization of the Medarex genetically-modified proprietary mouse, generating fully human antibodies. The TCII monoclonal antibody, mAbTCkb, has been demonstrated to be effective in inducing apoptosis in select human solid tumor lines (breast and colon cancer) and lymphoid malignancies.

Under the scientific leadership of Kyto scientists the gene encoding the Vitamin B12 receptor protein has recently been identified and cloned, enabling the expression of the receptor protein in sufficient quantities for immunization and in turn for generation of monoclonal antibodies. Kyto has been successful in generating a number of antibody clones targeting various and distinct epitopes of the extracellular domain of the receptor protein including both the apo and holo receptor. Monoclonal antibodies generated have shown specificity for the receptor on the cell surface and binding and internalization of the antibodies to a variety of tumor cell types. A highly-effective high-affinity internalizing monoclonal antibody clone (mAbTCR23) has been isolated and conjugated to the toxin saporin. The immunotoxin construct has been demonstrated to be highly selective and internalization has been demonstrated to block the replication of actively proliferating cancer cells that appears to have little or no effect on non proliferating cells. A pipeline of other monoclonal antibodies targeting the TCbIR receptor protein and each conjugated to different payloads are under development by Kyto. The mAbTCR23–Saporin Conjugate studies demonstrate that:

(a) A monoclonal antibody to the Transcobalamin receptor is an effective reagent for targeting cancer cells;

(b) The effective dose of the antibody-saporin conjugate is in the nanomolar range, a concentration easily achievable in humans;

(c) The target for toxin delivery appears to be specific for rapidly dividing cells and therefore would provide selective targeting to rapidly proliferating cancer cells; and

(d) The low dose of the antibody-toxin conjugate required is anticipated to limit systemic toxicity in humans.

Kyto is proceeding with plans for the next critical milestones of the company over the next two (2) years (see table below).

In the first phase of the product development process, Kyto is advancing with a program for humanization of the mAbTCR23 antibody. To that effect, Kyto has engaged the services of AvantGen Inc., a California-based contract manufacturer, for the humanization of the MAbTCR23 antibody. Kyto has engaged the services of Dr. Michael Rosenblum of the MD Anderson Cancer Center, a world-leading expert in the development of targeted payload technology. Dr. Rosenblum will interact with the AvantGen group to conjugate a toxin payload (recombinant Gelonin) to its antibody candidate mAbTCR23.

The Research Foundation
of State University of New York

Appendix D-2

KBEL001

Kyto intends to conduct further pre-clinical efficacy, toxicology and pharmacokinetic studies for its lead products at the MD Anderson Cancer Center, and by engaging contract manufacturers. Kyto will continue to support Dr. Edward Quadros and his colleagues at SUNY who are instrumental in assisting Kyto to optimize lead products, including mAbTC23, and in consideration of the expertise of the Quadros group in Vitamin B12-based technology development.

Kyto estimates that a humanized version of mAbTCR23 will be completed in 2010. Subsequently, the company intends to proceed to an IND filing with the FDA in mid-2011.

Critical Milestones – Kyto Candidate Product(s)

Milestone	Timeline	Budget
Payload and humanization of candidate mAbTCR23	6 months	U.S. $400,000
Pre-Clinical in vivo efficacy	4 months	U.S. $150,000
Pre-Clinical toxicology and pharmacokinetics	6 months	U.S. $350,000
Upscale manufacturing of mAbTCR23	8 months	U.S. $700,000
Regulatory and IND filing	2 months	U.S. $200,000
Cumulative	**26 months**	**U.S. $1,800,000**

Kyto is seeking to develop further its proprietary biological targeting agents by securing a relationship with a suitable development partner or collaborator, by out-licensing segments of its platform technology, or by an outright sale of the company. Given our extensive experience with Vitamin B12 technology, Kyto can actively advise potential partners on preclinical development and on clinical approaches to the better development of its candidate products.

Fields of Use

Kyto intends to exploit its technology for multiple fields of use including but not limited to cancer, autoimmune disease, and inflammatory states. Kyto will also exploit diagnostic uses for its technology including prognostic assays and Vitamin B12-related targeted imaging technologies.

Geographical Areas

Kyto has secured and will continue to protect intellectual property rights for its technologies in multiple jurisdictions, covering North America, Europe and PCT-based jurisdictions where it intends to have commercial rights to its products. Manufacturing of Kyto products will primarily be based in the United States, with options to develop products in other world-wide jurisdictions where applicable.

The Research Foundation
of State University of New York

Appendix D-3

KBEL001

Investment Capital

Kyto has been financed until now by its controlling stakeholder, Credifinance Capital, through Georges Benarroch. Kyto expects to secure additional capital of approximately two million U.S. Dollars (U.S. $2,000,000) over the next twenty-four (24) months from outside investors. The funds will be required for the further development of Kyto's platform technology and in particular for the achievement of the next critical milestones of the company, namely the filing of an IND for its lead monoclonal antibody product mAbTCR23, anticipated in mid-2011.

Initials:

LICENSOR:	**LICENSEE:**
______________	______________
2/10/10	2/11/10
Date	Date

THE RESEARCH FOUNDATION
of State University of New York

Appendix D-4